


FINANCIAL HIGHLIGHTS

<u>Consolidated Statements of Income (in thousands, except per share data)*:</u>

	Quarter Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
Operating Revenue	$ 89,576	$ 75,066	$ 171,235	$ 141,693
Operating Expenses:				
Direct cost	75,357	64,337	143,738	122,742
Selling, general and administrative	6,570	6,813	13,616	12,510
Depreciation and amortization	720	354	1,418	757
Total operating expenses	82,647	71,504	158,772	136,009
Operating income	6,929	3,562	12,463	5,684
Other Income (Expense):				
Other income	515	387	515	409
Interest income (expense), net	(700)	(253)	(1,260)	(415)
Income before Provision for Income Taxes	6,744	3,696	11,718	5,678
Provision for Income Taxes	2,831	1,365	4,650	2,112
Net Income	$ 3,913	$ 2,331	$ 7,068	$ 3,566
Net Income Per Common Share:				
Basic	$ 0.15	$ 0.09	$ 0.26	$ 0.14
Diluted	$ 0.14	$ 0.09	$ 0.26	$ 0.13
Weighted Average Shares Used in Computing Net Income Per Share:				
Basic	26,864,358	26,444,185	26,839,184	26,388,702
Diluted	27,290,047	27,191,617	27,208,578	27,218,982

* Some numbers may vary slightly from other published reports due to rounding.






Selected Balance Sheet Information (in thousands)*:

	As of	
	June 30, 2007	Dec. 31, 2006
Cash	$ 2,325	1,403
Working capital	48,707	35,187
Property and equipment, net	6,929	8,725
Total assets	120,213	105,717
Long-term debt, net of current portion	33,318	27,162
Stockholders' equity	48,583	40,862

* Some numbers may vary slightly from other published reports due to rounding.







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